SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C.  20549



                                    FORM 11-K



          (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
               For the fiscal year ended December 31, 1995 or

          ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE
               REQUIRED)
                          For the transition period from
                                        to


                                                       Commission
                                                       File Number
                                                       -----------
          Central Illinois Public Service Company        1-3672
          CIPSCO Incorporated                            1-10628



                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         EMPLOYEE LONG-TERM SAVINGS PLAN,
                 EMPLOYEE LONG-TERM SAVINGS PLAN-IUOE NO. 148 AND
                   EMPLOYEE LONG-TERM SAVINGS PLAN-IBEW No. 702
                                  (the "Plans")



                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                 (the "Company")

                               CIPSCO INCORPORATED
                                    ("CIPSCO")

                              607 East Adams Street
                           Springfield, Illinois  62739
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST

                                TABLE OF CONTENTS





Report of Independent Public Accountants


Statements of Net Assets Available for Benefits


Statements of Changes in Net Assets Available for Benefits


Notes to Comparative Financial Statements


Allocation of Changes in Net Assets Available for Benefits


Supplemental Schedules


Signature


Exhibit 23 - Consent of Independent Public Accountants

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                     ----------------------------------------


To Central Illinois Public
Service Company:

We have audited the accompanying statements of net assets available for benefits of the CENTRAL ILLINOIS PUBLIC SERVICE COMPANY MASTER LONG-TERM SAVINGS TRUST (which includes the Central Illinois Public Service Company Employee Long-Term Savings Plan and the Central Illinois Public Service Company Employee Long-Term Savings Plans, IUOE No. 148 and IBEW No. 702) as of December 31, 1995 and 1994, and the related statements of changes in net assets avail-able for benefits for each of the three years in the period ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Central Illinois Public Service Company Master Long-Term Savings Trust as of December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of allocation of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund and is not a required part of the basic financial statements. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule of allocation of changes in net assets available for benefits and the supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             ARTHUR ANDERSEN LLP
Chicago, Illinois,
June 26, 1996                           1

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                         AS OF DECEMBER 31, 1995 AND 1994


                                                  1995           1994
                                                  ____           ____
  Investments, at fair value (Notes 1 and 2):

    CIPSCO Common Stock Fund                 $ 31,056,955   $ 18,905,904
    Bond Index Fund                             4,803,198      4,636,269
    Standard & Poor's (S&P's) 500 Equity
     Index Fund                                         -     11,162,400
    Money Market Fund                           7,908,976      7,836,933
    Growth Equity Fund                         15,145,599     13,152,791
    Equity Trust 3                             15,164,851              -
    Retirement Preservation Trust                 531,927              -
    AIM Value Fund                              1,062,154              -
    Global Allocation Fund                        221,586              -
    Capital Fund                                  268,093              -
    Participant Loan Fund                       3,268,849      1,899,339
                                              ___________    ___________

       Total investments                       79,432,188     57,593,636

  Cash                                            623,637         82,133

  Receivables:
     Pending Settlement                            20,613         70,724
     Payroll withholdings (Note 2)                326,716        269,971
     Interest and Dividends                         5,417         58,371
                                              ___________    ___________

       Total assets                            80,408,571     58,074,835
                                              ___________    ___________
Liabilities:

  Securities Purchased                                  -        535,093
                                              ___________    ___________

Net assets available for benefits            $ 80,408,571   $ 57,539,742
                                              ===========    ===========


The accompanying notes to comparative financial statements are an integral part of these statements.








                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
               FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Employee contributions           $  7,869,878   $  7,466,491   $  6,406,315

  Investment income                   3,681,684      2,475,524      2,083,025

  Realized gains (losses) on
  sales of investments (Note 2)         453,074       (642,631)      (321,431)

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)            15,421,001     (2,549,497)     1,794,518
                                    ___________    ___________    ___________

                                     27,425,637      6,749,887      9,962,427

Deductions:

  Distributions to former
  participants (Note 1)               4,556,808      1,078,936      1,971,614
                                    ___________    ___________    ___________

Net increase                         22,868,829      5,670,951      7,990,813

Net assets available for benefits
  Beginning of period                57,539,742     51,868,791     43,877,978
                                    ___________    ___________    ___________

  End of period                    $ 80,408,571   $ 57,539,742   $ 51,868,791
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of these statements.














                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
                    NOTES TO COMPARATIVE FINANCIAL STATEMENTS



(1)  Summary of Plans' Provisions
     ____________________________

     - Description of Plans

          The Central Illinois Public Service Company Master Long-Term Savings Trust (the "Master Trust") was established April 1, 1985 to serve as the funding medium for the Central Illinois Public Service Company Employee Long-Term Savings Plan (the "Executive and Wage and Salary Plan"), the Central Illinois Public Service Company Employee Long-Term Savings Plan - IUOE No. 148 (the "IUOE Plan") and the Central Illinois Public Service Company Employee Long-Term Savings Plan - IBEW No. 702 (the "IBEW Plan") (collectively, the "Plans"). The Plans, defined contribution plans subject to the Employee Retirement Income Security Act of 1974 (ERISA), were adopted to provide a systematic means by which certain eligible employees of Central Illinois Public Service Company (an Illinois corporation and a subsidiary of CIPSCO Incorporated) (CIPS or the "Company") and affiliated employers adopting a Plan (collectively, the "Employers") may adopt a regular savings program and to provide federal income tax benefits resulting from participation in the Plans. Participants should refer to the appropriate Plan agreement for a description of the plan's provisions.

     - Plan Administration

          The Plans are administered by separate committees (the "Committees"), which currently consist of five members approved by the Company. The Committees have the power to adopt rules and regulations as deemed necessary or advisable to carry out the Plans in accordance with their terms. No member of the Committees who is an employee of the Company may receive any remuneration for services in the capacity as a member of the Committees. The Boston Safe Deposit and Trust Company served as trustee under the Master Trust from October 1, 1989 through March 31, 1995. Effective April 1, 1995 Merrill Lynch
          Trust Company of America (the "Trustee") became the Trustee of the Master Trust.

          All expenses to administer the Plans, including the fees and expenses of the Trustee, are paid by the Company, except as provided for in the Plans. All transaction fees of an investment fund are paid from the assets of that investment fund.








     - Investment Funds

          The Plans provide for the following Investment Funds (the "Funds"):

          The CIPSCO Common Stock Fund invests in CIPSCO common stock which it purchases on the open market from time to time. The Trustee handles the purchases and sales of CIPSCO common stock.

          The Bond Index Fund invests in the Wells Fargo Government/Corporate Bank Bond Index Fund, which is a stratified sample of bonds from the Lehman Brothers Government/Corporate Bond Index (the "Bond Index"). The Bond Index is comprised primarily of U.S. Treasury, U.S. Agency and corporate bonds.

          The S&P's 500 Equity Index Fund invested in the Wells Fargo Bank Equity Index Fund prior to April 3, 1995. From and after April 3, 1995 the S&P 500 Equity Index Fund has been invested in the Merrill Lynch Equity Index Trust (Equity Trust 3), which is a collective trust fund maintained by Merrill Lynch Trust Company. The invest-ment objectives of Merrill Lynch Equity Index Trust are to approxi-mate the total return of the S&P's 500 Composite Stock Index (the "Equity Index"). The investment strategy has two components. Ordinarily, over 90% of the assets are held as a traditional "full replication" Equity Index portfolio comprised of all, or nearly all, 500 stocks in weightings closely aligned with those of the Equity Index. The balance of the assets are held in a liquidity pool of cash equivalents (hedged by ownership of S&P's 500 Index Futures) that provides a return very close to the Equity Index, while allowing low-cost, efficient accommodation of cash flows in and out of the Merrill Lynch Equity Index Trust.

          The Money Market Fund invests in the Wells Fargo Money Market Fund for Employee Benefit Trusts, which provides for investment and reinvestment in U.S. Government and government agency securities, bank obligations such as certificates of deposit, banker's acceptances and fixed-time deposits, short-term commercial debt instruments such as commercial paper, unsecured loan participations or variable rate demand notes and repurchase agreements. Prior to April 3, 1995, the Money Market Fund invested in the Boston Safe Deposit and Trust Company's Daily Income Fund.

          The Growth Equity Fund invests in a separately managed portfolio consisting primarily of diversified equity securities, securities convertible into common stocks and cash equivalents managed by Merrill Lynch Management. Prior to April 3, 1995, this Fund was managed by Investment Advisors, Inc.

          The Equity Trust 1 has the same investment goals as Equity Trust 3 (see below). Funds were transferred from the S&P's 500 Equity Index Fund to Equity Trust 1 and later transferred to Equity Trust 3. The Equity Trust 1 is no longer an active fund.






          The Merrill Lynch Retirement Preservation Trust invests in U.S. government and government agency securities, guaranteed investment contracts generally issued by insurance carriers and banks and high-quality money market instruments. This fund is a collective trust fund maintained by Merrill Lynch Trust Company.

          AIM Value Fund - Class A Shares - invests primarily in equity securities that are judged by the AIM Management Group to be undervalued. The AIM Value Fund invests primarily in common stocks, convertible bonds and convertible preferred stock but also may invest in preferred stocks and debt securities.

          The Merrill Lynch Global Allocation Fund - Class A Shares varies the mix of investments in United States and foreign equity, debt and money market securities based upon Merrill Lynch's evaluation of changing markets, economic trends and different capital markets.

          The Merrill Lynch Capital Fund - Class A Shares varies the mix of investments in foreign securities (limited to 25% of total assets), domestic equity securities, corporate bonds or money market securities based upon Merrill Lynch's evaluation of changing market and economic trends.

          The Participant Loan Fund consists of amounts loaned to participants as provided for in the Plans.

     - Employee Eligibility

          Each employee of the Employers receiving regular salary or wages who has completed one year of service (defined as a twelve month period during which an employee has completed at least 1,000 hours of service) and has attained the age of 21 is eligible to become a Participant. Eligible employees who are part of the Local 148 or Local 702 bargaining unit may participate in the IUOE Plan or IBEW Plan, respectively, and all other eligible employees may participate in the Executive and Wage and Salary Plan.

          As of December 31, 1995, there were 2,084 active participants, 94 retired or separated employees and one deceased employee whose beneficiaries are eligible to receive benefits. As of December 1994 and 1993 there were 2,620 and 2,218 active participants and 38 and 22 retired or separated participants.













     - Plan Contributions

          The Plans permit a Participant to make contributions to the applicable Plan through payroll reductions from 1% to 15% of the Participant's compensation (as defined) from the Employers. The Tax Reform Act of 1986 limited the maximum annual amount that may be contributed by a Participant to $9,240 in 1995 and 1994 and $8,994 in
          1993.   The Employers transfer to the Master Trust the amount
          designated by the Participant as the payroll reduction from compensation. The amount so designated is credited to an account established for the Participant (the "Participant's Account") and is invested as directed by the Participant in one or more investment funds. Contributions made are transferred at least semi-monthly to the Trustee. The Plans have no provisions for matching funds from the Employers. Employees may make qualifying rollover contributions of amounts received as a distribution from a prior employer's plan. Such contributions are also credited to the Participant's Account and invested in accordance with the Participant's directions.

          The amounts in a Participant's Account are fully vested at all times.

          By contacting the Trustee by means of the Telephone Response System a Participant may suspend contributions to the Plan, change the percentage of payroll reductions, or change investment elections among the Funds for amounts already contributed to or on deposit in the Participant's Account and/or for future contributions.

     - Plan Withdrawals/Loans

          No withdrawals from a Participant's Account are permitted while the Participant continues to be employed by the Employers except that, upon compliance with the provisions of the Plan, one withdrawal may be made each year in limited cases of financial hardship. In addition, Participants may make withdrawals of their rollover contributions and earnings thereon.

          Upon the application of a Participant, the applicable Committee may, in compliance with the Plan, direct the Trustee to make a loan to the Participant from the Participant's Account upon such terms as the Committee shall specify. Participants loans are maintained in the Participant Loan Fund. As of December 31, 1995 (1994 and 1993), 498 (372 and 328) participants had loans outstanding.














     - Participant Distributions

          Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant's Account less the unpaid amount of any loan to the Participant (including accrued interest). Generally, distributions will be made in a lump sum. Certain qualifying Participants may receive their distribution in installments. Certain distributions may be deferred until the Participant reaches age 70 1/2, dies, or requests earlier distribution (whichever occurs first).

          Amounts to be withdrawn by participants, but not yet paid by the Plan are included in net assets available for benefits. Amounts to be withdrawn by participants, but not yet paid by the Plan as of December 31, 1995 and 1994 are as follows:

                                                    1995            1994
                                                    ____            ____

          CIPSCO Common Stock Fund                $ 31,027       $ 61,299
          Bond Index Fund                           17,238         38,116
          S&P's 500 Equity Index Fund                    -          5,216
          Money Market Fund                         95,075        141,498
          Equity Trust 3                            26,548              -
          Growth Equity Fund                         9,858         13,187
                                                   _______        _______

               Total                              $179,746       $259,316
                                                   =======        =======

     - Plan Termination

          Although it has not expressed any intent to do so, the Company has the right to terminate the Plans subject to the provisions of ERISA. Participants remain fully vested in their accounts should Plans terminate.

     - Plan Revisions

          Effective as of April 1, 1995, Merrill Lynch Trust Company of America became Trustee and Merrill Lynch, Pierce, Fenner and Smith Incorporated became recordkeeper for the Plan. The investment managers for the S&P 500 Equity Index Fund, Money Market Fund and Growth Equity Fund were also changed. Also, effective July 1, 1995, four new investment options were added to the five funds already then in place.

(2)  Summary of Significant Accounting Policies
     __________________________________________

     The financial statements of the Master Trust are prepared on the accrual basis of accounting.



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Payroll withholdings represent contributions and employee loan repayments which are owed to the Plans as of December 31 resulting from accrued payroll.

     All investments are presented at fair value at December 31, 1995 and 1994. The fair value of the CIPSCO Common Stock Fund was determined using the year-end published market prices. Investments in the equity securities and bonds are valued at net asset market value including accrued income on the last business day of each month. Investments in the Money Market Fund and Merrill Lynch Retirement Preservation Trust are valued at cost plus accrued income.

     Realized gains (losses) result from actual sales of investments in excess of or below the value of the assets at the beginning of the plan year or at time of purchase during the year. The change in unrealized appreciation (depreciation) on investments represents the difference between market value as of the valuation date as compared to the value of the assets at the beginning of the plan year or at time of purchase during the year; no actual sales have taken place.

(3)  Tax Status of the Plans
     _______________________

     The Plans are intended to qualify as deferred compensation plans under sections 401(a) and 401(k) of the Internal Revenue Code of 1986. Qualification of the Plans means that a Participant will not be subject to federal income taxes on amounts contributed to the Participant's Account, or the earnings or appreciation thereon, until such amounts either are withdrawn by the Participant or are distributed to the Participant or a beneficiary in the event of the Participant's death. Payroll reduction contributions to a Participant's Account reduce the gross income of the Participant for federal income tax purposes to the extent of the contributions. The Company received favorable determination letters from the Internal Revenue Service dated February 5, 1996 concerning qualification of the Plans (Executive and Wage and Salary Plan, the IBEW Plan and the IUOE Plan) under federal income tax regulations. In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986 concerning qualification of the Master Long-Term Savings Trust under federal income tax regulations. Management believes that the Plans are currently designed and are being operated in compliance with requirements of the Internal Revenue Code and that the trust is tax exempt as of the financial statement date.





     Discussions of the federal income tax consequences of the Plans, including consequences on distribution of a Participant's Account, are contained in the Company's Employee Long-Term Savings Plan Summary Plan Description and Information Statement (dated June 21, 1995).

(4)  Investments
     ___________

     The following table presents investments. Investments that represent five percent or more of the Plans' net assets available for benefits at year end are identified separately.
                                                       December 31,
                                                  1995           1994
                                                  ____           ____
Investments at Fair Value as
  Determined by Quoted Market Price

  Common Stocks:
    CIPSCO Inc.                              $ 31,056,955   $ 18,905,904
    Other Companies                                     -     13,152,791
                                              ___________    ___________
    Total Corporate Stock - Common             31,056,955     32,058,695
                                              ___________    ___________
  Common/Collective Trusts:
    Equity Index Fund                          15,164,851     11,162,400
    Govt/Corp Bond Index Fund                   4,803,198      4,636,269
    Money Market Fund                           7,908,976      7,836,933
    Growth Equity Fund                         15,145,599              -
    Merrill Lynch Retirement
      Preservation Trust                          531,927              -
                                              ___________    ___________
    Total Common/Collective Trusts             43,554,551     23,635,602
                                              ___________    ___________
  Mutual Funds:
    AIM Value Fund                              1,062,154              -
    M. L. Global Allocation Fund - Class A        221,586              -
    M. L. Capital Fund - Class A                  268,093              -
                                              ___________    ___________
    Total Mutual Funds                          1,551,833              -
                                              ___________    ___________
401(k) CIPS Employee Loans to
  Various Participants                          3,268,849      1,899,339
                                              ___________    ___________
Total Investments                            $ 79,432,188   $ 57,593,636
                                              ===========    ===========










(5)  Supplemental Schedules
     ______________________

     The supplemental "Schedule of Assets Held for Investment Purposes" and "Schedule of Reportable Transactions" are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The "Schedule of Assets Held for Investment Purposes" is a detailed listing of investments held at year-end and the "Schedule of Reportable Transactions" discloses any transaction or series of transactions in excess of 5% of the current value of plan assets at the beginning of year.











































                                                                      (1 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                             CIPSCO Common Stock Fund
                                        __________________________________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Employee contributions           $  2,726,890   $  2,522,171   $  2,110,858

  Loans to employees                   (837,713)      (207,388)      (250,611)

  Investment income                   1,542,863      1,213,334      1,014,955

  Realized gains (losses) on sales of
  investments (Note 2)                 (178,752)       212,438        263,824

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)             9,031,388     (2,332,909)      (138,783)

  Net transfers between funds         1,433,504        379,590       (620,271)
                                    ___________    ___________    ___________
                                     13,718,180      1,787,236      2,379,972
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees       (330,623)      (240,033)      (252,549)

  Distributions to former
  participants (Note 1)               1,275,824        556,772        683,386
                                    ___________    ___________    ___________
                                        945,201        316,739        430,837
                                    ___________    ___________    ___________

Net increase                         12,772,979      1,470,497      1,949,135

Net assets available for benefits
  Beginning of period                18,431,008     16,960,511     15,011,376
                                    ___________    ___________     __________
  End of period                    $ 31,203,987   $ 18,431,008   $ 16,960,511
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                      (2 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                                 Bond Index Fund
                                        __________________________________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Employee contributions           $    595,454   $    694,379   $    551,033

  Loans to employees                   (103,329)       (82,673)       (69,213)

  Investment income                      93,872        323,904        263,520

  Realized gains (losses) on sales
  of investments (Note 2)               (76,885)       (28,407)             -

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)               823,976       (461,910)       114,490

  Net transfers between funds          (923,768)      (228,331)       267,788
                                    ___________    ___________    ___________
                                        409,320        216,962      1,127,618
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees        (54,813)       (67,916)       (67,883)

  Distributions to former
  participants (Note 1)                 281,384         39,009         88,933
                                    ___________    ___________    ___________
                                        226,571        (28,907)        21,050
                                    ___________    ___________    ___________

Net increase                            182,749        245,869      1,106,568


Net assets available for benefits
  Beginning of period                 4,642,153      4,396,284      3,289,716
                                    ___________    ___________     __________
  End of period                    $  4,824,902   $  4,642,153   $  4,396,284
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.

                                                                      (3 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                           S&P's 500 Equity Index Fund
                                        __________________________________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Employee contributions           $    387,086   $  1,589,052   $  1,291,848

  Loans to employees                    (15,140)      (198,759)      (156,865)

  Investment income                     184,296        303,470        244,228

  Realized gains (losses) on sales
  of investments (Note 2)             2,644,753         (2,742)             -

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)            (1,758,673)      (149,825)       577,769

  Net transfers between funds       (12,544,707)      (129,422)       316,280
                                    ___________    ___________    ___________
                                    (11,102,385)     1,411,774      2,273,260
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees        (44,533)      (171,154)      (148,141)

  Distributions to former
  participants (Note 1)                 109,070        146,872        150,181
                                    ___________    ___________    ___________
                                         64,537        (24,282)         2,040
                                    ___________    ___________    ___________

Net increase (decrease)             (11,166,922)     1,436,056      2,271,220

Net assets available for benefits
  Beginning of period                11,166,922      9,730,866      7,459,646
                                    ___________    ___________     __________
  End of period                    $          -   $ 11,166,922   $  9,730,866
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                      (4 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                                Money Market Fund
                                        __________________________________
                                        1995           1994           1993
                                        ____           ____           ____

Additions:

  Employee contributions           $    884,534   $    671,714   $    670,408

  Loans to employees                   (285,867)      (218,359)      (100,584)

  Investment income                     675,532        286,755        216,905

  Net transfers between funds           250,040        445,083       (708,455)
                                    ___________    ___________    ___________
                                      1,524,239      1,185,193         78,274
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees       (139,505)      (126,379)      (156,950)

  Distributions to former
  participants (Note 1)               1,591,543        169,161        847,362
                                    ___________    ___________    ___________
                                      1,452,038         42,782        690,412
                                    ___________    ___________    ___________

Net increase (decrease)                  72,201      1,142,411       (612,138)

Net assets available for benefits
  Beginning of period                 7,867,605      6,725,194      7,337,332
                                    ___________    ___________     __________
  End of period                    $  7,939,806   $  7,867,605   $  6,725,194
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.








                                                                      (5 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                               Growth Equity Fund
                                        __________________________________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Employee contributions           $  1,894,932   $  1,989,175   $  1,782,168

  Loans to employees                   (503,561)      (227,974)      (156,427)

  Investment income                     977,205        194,588        187,537

  Realized (losses) on sales
  of investments (Note 2)            (3,523,982)      (823,920)      (585,255)

  Change in unrealized
  appreciation on investments
  (Note 2)                            5,893,790        395,147      1,241,042

  Net transfers between funds        (2,228,247)      (466,920)       744,658
                                    ___________    ___________    ___________
                                      2,510,137      1,060,096      3,213,723
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees       (284,955)      (198,374)      (190,989)

  Distributions to former
  participants (Note 1)                 910,032        159,949        179,063
                                    ___________    ___________    ___________
                                        625,077        (38,425)       (11,926)
                                    ___________    ___________    ___________

Net increase                          1,885,060      1,098,521      3,225,649

Net assets available for benefits
  Beginning of period                13,332,712     12,234,191      9,008,542
                                    ___________    ___________     __________
  End of period                    $ 15,217,772   $ 13,332,712   $ 12,234,191
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                      (6 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                                  Equity Trust #1
                                                  _______________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Employee contributions           $    579,880   $          -   $          -

  Loans to employees                   (209,489)             -              -

  Investment income                      30,632              -              -

  Realized gains on sales
  of investments (Note 2)             1,522,563              -              -

  Net transfers between funds        (1,925,245)             -              -
                                    ___________    ___________    ___________
                                         (1,659)             -              -
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees        (48,283)             -              -

  Distributions to former
  participants (Note 1)                  46,624              -              -
                                    ___________    ___________    ___________
                                         (1,659)             -              -
                                    ___________    ___________    ___________

Net increase                                  -              -              -

Net assets available for benefits
  Beginning of period                         -              -              -
                                    ___________    ___________    ___________
  End of period                    $          -   $          -   $          -
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.






                                                                      (7 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                                  Equity Trust #3
                                                  _______________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Employee contributions           $    653,164   $          -   $          -

  Loans to employees                   (172,133)             -              -

  Investment income                      19,686              -              -

  Realized gains on sales
  of investments (Note 2)                63,840              -              -

  Change in unrealized
  appreciation on investments
  (Note 2)                            1,486,423              -              -

  Net transfers between funds        13,802,317              -              -
                                    ___________    ___________    ___________
                                     15,853,297              -              -
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees        (92,316)             -              -

  Distributions to former
  participants (Note 1)                 714,574              -              -
                                    ___________    ___________    ___________
                                        622,258              -              -
                                    ___________    ___________    ___________

Net increase                         15,231,039              -              -

Net assets available for benefits
  Beginning of period                         -              -              -
                                    ___________    ___________    ___________
  End of period                    $ 15,231,039   $          -   $          -
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                      (8 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                           Retirement Preservation Trust
                                           _____________________________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Employee contributions           $     15,860   $          -   $          -

  Loans to employees                        (33)             -              -

  Investment income                      13,083              -              -

  Net transfers between funds           638,620              -              -
                                    ___________    ___________    ___________
                                        667,530              -              -
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees           (888)             -              -

  Distributions to former
  participants (Note 1)                 134,890              -              -
                                    ___________    ___________    ___________
                                        134,002              -              -
                                    ___________    ___________    ___________

Net increase                            533,528              -              -

Net assets available for benefits
  Beginning of period                         -              -              -
                                    ___________    ___________    ___________
  End of period                    $    533,528   $          -   $          -
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.









                                                                      (9 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                                  AIM Value Fund
                                                  ______________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Employee contributions           $     90,158   $          -   $          -

  Loans to employees                     (5,105)             -              -

  Investment income                      62,564              -              -

  Realized gains on sales
  of investments (Note 2)                 1,096              -              -

  Change in unrealized
  depreciation on investments
  (Note 2)                              (48,660)             -              -

  Net transfers between funds         1,006,386              -              -
                                    ___________    ___________    ___________
                                      1,106,439              -              -
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees         (8,404)             -              -

  Distributions to former
  participants (Note 1)                  41,465              -              -
                                    ___________    ___________    ___________
                                         33,061              -              -
                                    ___________    ___________    ___________

Net increase                          1,073,378              -              -

Net assets available for benefits
  Beginning of period                         -              -              -
                                    ___________    ___________    ___________
  End of period                    $  1,073,378   $          -   $          -
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                     (10 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                                Global Allocation Fund
                                                ______________________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Employee contributions           $     20,636   $          -   $          -

  Loans to employees                        (34)             -              -

  Investment income                      19,574              -              -

  Realized gains on sales
  of investments (Note 2)                   197              -              -

  Change in unrealized
  depreciation on investments
  (Note 2)                               (3,327)             -              -

  Net transfers between funds           240,956              -              -
                                    ___________    ___________    ___________
                                        278,002              -              -
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees         (1,535)             -              -

  Distributions to former
  participants (Note 1)                  55,172              -              -
                                    ___________    ___________    ___________
                                         53,637              -              -
                                    ___________    ___________    ___________

Net increase                            224,365              -              -

Net assets available for benefits
  Beginning of period                         -              -              -
                                    ___________    ___________    ___________
  End of period                    $    224,365   $          -   $          -
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                     (11 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                                   Capital Fund
                                                   ____________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Employee contributions           $     21,284   $          -   $          -

  Loans to employees                       (144)             -              -

  Investment income                      22,009              -              -

  Realized gains on sales
  of investments (Note 2)                   244              -              -

  Change in unrealized
  depreciation on investments
  (Note 2)                               (3,916)             -              -

  Net transfers between funds           229,531              -              -
                                    ___________    ___________    ___________
                                        269,008              -              -
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees         (1,989)             -              -

  Distributions to former
  participants (Note 1)                       -              -              -
                                    ___________    ___________    ___________
                                         (1,989)             -              -
                                    ___________    ___________    ___________

Net increase                            270,997              -              -

Net assets available for benefits
  Beginning of period                         -              -              -
                                    ___________    ___________    ___________
  End of period                    $    270,997   $          -   $          -
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                     (12 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                                    Cash Fund*
                                                    _________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Investment income                $       (919)  $          -   $          -
                                    ___________    ___________    ___________
                                           (919)             -              -
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees         (2,153)             -              -

  Distributions to former
  participants (Note 1)                (622,404)             -              -
                                    ___________    ___________    ___________
                                       (624,557)             -              -
                                    ___________    ___________    ___________

Net increase                            623,638              -              -

Net assets available for benefits
  Beginning of period                         -              -              -
                                    ___________    ___________    ___________
  End of period                    $    623,638   $          -   $          -
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.

* Previous to 1995, amounts were reflected in individual funds.













                                                                     (13 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,


                                             Pending Settlement Fund*
                                             _______________________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Net transfers between funds      $     20,613   $          -   $          -
                                    ___________    ___________    ___________
                                         20,613              -              -
                                    ___________    ___________    ___________

Net increase                             20,613              -              -

Net assets available for benefits
  Beginning of period                         -              -              -
                                    ___________    ___________    ___________
  End of period                    $     20,613   $          -   $          -
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


* Previous to 1995, amounts were reflected in individual funds.























                                                                     (14 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                              Participant Loan Fund
                                        __________________________________
                                        1995           1994           1993
                                        ____           ____           ____

Additions:

  Loans to employees               $  2,132,548   $    935,153   $    733,700

  Investment income                      41,287        153,473        155,880
                                    ___________    ___________    ___________
                                      2,173,835      1,088,626        889,580
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees      1,009,997        803,856        816,512

  Distributions to former
  participants (Note 1)                  18,634          7,173         22,689
                                    ___________    ___________    ___________
                                      1,028,631        811,029        839,201
                                    ___________    ___________    ___________

Net increase                          1,145,204        277,597         50,379

Net assets available for benefits
  Beginning of period                 2,099,342      1,821,745      1,771,366
                                    ___________    ___________     __________
  End of period                    $  3,244,546   $  2,099,342   $  1,821,745
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.












                                                                     (15 of 15)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,




                                                 Total of Funds
                                        __________________________________
                                        1995           1994           1993
                                        ____           ____           ____
Additions:

  Employee contributions           $  7,869,878   $  7,466,491   $  6,406,315

  Investment income                   3,681,684      2,475,524      2,083,025

  Realized (losses) on sales
  of investments (Note 2)               453,074       (642,631)      (321,431)

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)            15,421,001     (2,549,497)     1,794,518
                                    ___________    ___________    ___________
                                     27,425,637      6,749,887      9,962,427


Deductions:

  Distributions to former
  participants (Note 1)               4,556,808      1,078,936      1,971,614
                                    ___________    ___________    ___________

Net increase                         22,868,829      5,670,951      7,990,813

Net assets available for benefits
  Beginning of period                57,539,742     51,868,791     43,877,978
                                    ___________    ___________    ___________
  End of period                    $ 80,408,571   $ 57,539,742   $ 51,868,791
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.










                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                   MASTER TRUST
            ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                       FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                 ORIGINAL
   SECURITY DESCRIPTION                            SHARES          COST        FAIR VALUE
   ____________________                         __________      __________     __________
   Corporate Stock - Common
   ________________________

*  CIPSCO Inc.                                     796,332      22,262,689     31,056,955
                                                __________      __________     __________
   TOTAL CORPORATE STOCK - COMMON                  796,332      22,262,689     31,056,955

   Common/Collective Trusts
   ________________________

*  Merrill Lynch Equity Trust 3                    374,533      13,678,861     15,164,851
   Wells Fargo Bank Govt/Corp Bond Index Fund      386,010       4,262,038      4,803,198
   Wells Fargo Bank Money Market Fund            7,908,976       7,908,976      7,908,976
*  Merrill Lynch Retirement Preservation Trust     531,927         531,927        531,927
   Growth Equity Fund                            1,384,424      13,903,088     15,145,599
                                                __________      __________     __________
   TOTAL COMMON/COLLECTIVE TRUSTS               10,585,870      40,284,890     43,554,551

   Mutual Funds
   ____________

   AIM Value Fund                                   39,618       1,112,092      1,062,154
*  Merrill Lynch Global Allocation Fund Class A     15,964         225,358        221,586
*  Merrill Lynch Capital Fund Class A                8,776         271,803        268,093
                                                __________      __________     __________
   TOTAL MUTUAL FUNDS                               64,358       1,609,253      1,551,833

   Employee Loans
    ______________

   401K CIPS Employee Loans to
   Various Participants                          3,268,849       3,268,849      3,268,849
   (interest rates ranging
   from 7% to 11.25%)                                           __________     __________

   Total Investments                                            67,425,681     79,432,188
                                                                ==========     ==========

* Party-In-Interest Transactions


























                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                   MASTER TRUST
            FORM 5500 - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                       FOR THE YEAR ENDED DECEMBER 31, 1995


                                               # OF       COST OF           PROCEEDS    COST OF ASSETS     NET GAIN
   SECURITY DESCRIPTION                        TRANS.    PURCHASES         FROM SALES      DISPOSED        OR (LOSS)
   ____________________                        ______   ____________     ____________   ______________   ____________
   Wells Fargo Bank Equity Index Fund            1      $          -     $ 12,289,706   $  9,644,953     $  2,644,753

   Wells Fargo Bank Money Market Fund B          1        12,289,706                -              -                -

   Wells Fargo Bank Money Market Fund B          1                 -       12,289,706     12,289,706                -

*  The Boston Company Daily Liquidity Fund       1        12,334,183                -              -                -

*  The Boston Company Daily Liquidity Fund       1                 -       12,250,529     12,250,529                -

*  The Boston Company Daily Liquidity Fund       1                 -        9,324,206      9,324,206                -

   Wells Fargo Bank Equity Index Fund            2           310,882                -              -                -

   Wells Fargo Bank Money Market Fund B         11        12,853,947                -              -                -

   Wells Fargo Bank Money Market Fund B          7                 -       12,854,037     12,854,037                -

*  The Boston Company Daily Liquidity Fund     103        18,136,759                -              -                -

*  The Boston Company Daily Liquidity Fund      54                 -       27,340,468     27,340,468                -

*  CIPSCO Inc. Common Stock                    129         1,210,056                -              -                -

*  CIPSCO Inc. Common Stock                    125                 -          644,434        538,298          106,136

   Wells Fargo Bank Money Market Fund B        195         2,524,162                -              -                -

   Wells Fargo Bank Money Market Fund B         60                 -           416,635       416,635                -

   Wells Fargo Bank Bond Index Fund             96           961,424                 -             -                -

   Wells Fargo Bank Bond Index Fund             45                 -             77,136       72,616            4,520

*  Merrill Lynch Equity Trust 3                 71         1,773,624                  -            -                -

*  Merrill Lynch Equity Trust 3                 50                 -            100,018       95,609            4,409

*  Merrill Lynch Equity Trust 1                 49         2,867,265                  -            -                -

*  Merrill Lynch Equity Trust 1                 35                 -          1,643,473    1,468,624          174,849

   Growth Equity Fund                          114         3,279,841                  -            -                -

   Growth Equity Fund                           71                 -            293,670      284,125            9,545

   Loan Fund                                    43           538,369                  -            -                -

   Loan Fund                                    33                 -            215,039      215,039                -

   Pending Settlement Fund                      56           442,091                  -            -                -

   Pending Settlement Fund                      55                 -            442,011      442,011                -



* Party-In-Interest Transaction






                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                   MASTER TRUST
            FORM 5500 - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                       FOR THE YEAR ENDED DECEMBER 31, 1995


                                              # OF        COST OF         PROCEEDS      COST OF ASSETS     NET GAIN
   SECURITY DESCRIPTION                      TRANS.      PURCHASES       FROM SALES        DISPOSED        OR (LOSS)
   ____________________                      ______     ____________    ____________    ______________    ____________
*  CIPSCO Inc. Common Stock                    138         1,380,691               -                 -               -

*  CIPSCO Inc. Common Stock                    128                 -         242,549           215,034          27,515

   Wells Fargo Bank Money Market Fund B        191         1,287,818               -                 -               -

   Wells Fargo Bank Money Market Fund B         70                 -         187,214           187,214               -

   Wells Fargo Bank Bond Index Fund             92         1,008,399              -                  -               -

   Wells Fargo Bank Bond Index Fund             78                 -          86,544            80,513           6,031

*  Merrill Lynch Equity Trust 3                 73         1,878,606               -                 -               -

*  Merrill Lynch Equity Trust 3                 72                 -         122,277           116,940           5,337

*  Merrill Lynch Equity Trust 1                 48         2,902,588               -                 -               -

*  Merrill Lynch Equity Trust 1                 45                 -       1,727,604         1,553,222         174,382

   Growth Equity Fund                          103         3,301,417               -                 -               -

   Growth Equity Fund                          128                 -         265,648           256,288           9,360

   Loan Fund                                    46           311,201               -                 -               -

   Loan Fund                                    19                 -          65,334            65,334               -

   Pending Settlement Fund                      61           396,386               -                 -               -

   Pending Settlement Fund                      63                 -         392,637           392,637               -

*  CIPSCO Inc. Common Stock                    203         3,258,238               -                 -               -

*  CIPSCO Inc. Common Stock                    187                 -         971,440           813,790         157,650

   Wells Fargo Bank Money Market Fund B        259         8,593,850              -                 -                -

   Wells Fargo Bank Money Market Fund B        117                 -       3,348,386         3,348,386               -

   Wells Fargo Bank Bond Index Fund            117         4,076,364               -                 -               -

   Wells Fargo Bank Bond Index Fund            123                  -        793,108           738,715          54,393

*  Merrill Lynch Equity Trust 3                112        11,239,632               -                 -               -

*  Merrill Lynch Equity Trust 3                114                 -       1,054,978         1,000,451          54,527

*  Merrill Lynch Equity Trust 1                 65         9,935,371              -                 -                -

*  Merrill Lynch Equity Trust 1                 61                 -      11,108,703         9,935,371       1,173,332

   Growth Equity Fund                          158        24,759,130              -                 -                -

   Growth Equity Fund                          193                 -       2,761,339         2,661,747          99,592

   Pending Settlement Fund                      95         2,632,196               -                 -               -

   Loan Fund                                    96                 -       2,615,413         2,615,413               -


* Party-In-Interest Transactions

                                    SIGNATURE
                                    ---------



          Pursuant to the requirements of the Securities Exchange Act of 1934,

the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                    CENTRAL ILLINOIS PUBLIC SERVICE
                                                COMPANY
                                    EMPLOYEE LONG-TERM SAVINGS PLAN,
                                    EMPLOYEE LONG-TERM SAVINGS PLAN
                                         - IUOE NO. 148 AND
                                    EMPLOYEE LONG-TERM SAVINGS PLAN,
                                         - IBEW NO. 702



                             By    /s/ C. D. Nelson
                             __________________________________________

                                    C. D. Nelson
                                    Chairman of the Employee Long-Term
                                    Savings Plan Committee, Employee
                                    Long-Term Savings Plan - IUOE
                                    No. 148 Committee and Employee
                                    Long-Term Savings Plan - IBEW
                                    No. 702 Committee



June 26, 1996


















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